Erik J. Lichter
Vice President and Deputy General Counsel
7035 Ridge Road	Direct Dial: 410-694-5758
Hanover, Maryland 21076	Fax: 410-865-8001
www.ciena.com	E-mail: elichter@ciena.com

 March 24, 2016

(Sent via email and Edgar)
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:	Ciena Corporation
Form 10-K for Fiscal Year Ended October 31, 2015
Filed December 21, 2015
File No. 001-36250

Dear Mr. Spirgel,

We are in receipt of the Staff’s comment letter dated March 23, 2016, with respect to the above referenced Form 10-K for the fiscal year ended October 31, 2015 filed by Ciena Corporation. As discussed by telephone with Kathleen Krebs on March 24, 2016, we are writing to confirm that we will respond to the comment letter by Friday, April 15, 2016. If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 694-5758.

Very truly yours,
/s/ Erik J. Lichter
Erik J. Lichter
Vice President and Deputy General Counsel

cc:    Robert Littlepage, Accounting Branch Chief
Jospeph Cascarano, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Kathleen Krebs, Special Counsel
Will Mastrianna, Attorney-Advisor
James E. Moylan, Jr., Sr. Vice President and Chief Financial Officer
David M. Rothenstein, Sr. Vice President, General Counsel
Andrew C. Petrik, Vice President and Controller
William I. Intner, Hogan Lovells US LLP
Richard Greenwood, PricewaterhouseCoopers LLP